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                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549
                                  FORM N-17f-2

 CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE CUSTODY
                       OF MANAGEMENT INVESTMENT COMPANIES

                    Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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
1.   Investment Company Act File Number:                                                        Date examination completed:
     811-08839                                                                                              August 10, 2001
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2.   State Identification Number:
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AL                    AK                  AZ                   AR                  CA                  CO
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CT                    DE                  DC                   FL                  GA                  HI
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ID                    IL                  IN                   IA                  KS                  KY
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LA                    ME                  MD                   MA     None         MI                  MN
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MS                    MO                  MT                   NE                  NV                  NH
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NJ                    NM                  NY                   NC                  ND                  OH
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OK                    OR                  PA                   RI                  SC                  SD
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TN                    TX                  UT                   VT                  VA                  WA
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WV                    WI                  WY                   PUERTO RICO
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Other (specify):
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 3.   Exact name of investment company as specified in registration statement:
         streetTRACKS Series Trust

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 4.   Address of principal executive office:  (number, street, city, state, zip code)
         225 Franklin Street, Boston, MA 02110
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INSTRUCTIONS

This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

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                        Report of Independent Accountants


To the Board of Trustees of
streetTRACKS Series Trust

We have examined management's assertion, included in the accompanying "Report of Management on Compliance with Rules 17f-2 of the Investment Company Act of
1940," that streetTRACKS Series Trust (the "Company") complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company
Act of 1940 (the "Act") as of June 30, 2001 with respect to securities and similar investments reflected in the investment account of the Company.
Management is responsible for the Company's compliance with those requirements.
Our responsibility is to express an opinion on the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 28, 2001, and with respect to agreement of security and similar investments purchases and sales, for the period from December 31, 2000 (the date of last examination) through February
28, 2001;

- Confirmation of all securities and similar investments held by the Depository Trust Company in book entry form;

- Reconciliation of confirmation results as to all such securities and investments to the books and records of the Company and State Street
     Bank & Trust Company;

- Agreement of investment purchases and sales since our last examination from the books and records of the Funds to broker confirmations.


We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, streetTRACKS Series Trust complied, in all material respects, with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of February 28, 2001, with respect to securities and similar investments reflected in the investment account of the Company.


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This report is intended solely for the information and use of the board of trustees and management of streetTRACKS Series Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


                                                    Ernst & Young LLP



August 10, 2001

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      REPORT OF MANAGEMENT ON COMPLIANCE WITH RULES 17f-2 OF THE INVESTMENT
                               COMPANY ACT OF 1940



August 10, 2001

We, as members of management of streetTRACKS Series Trust (the "Company"), recognize that the Company is required to comply with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered
Management Investment Companies," of the Investment Company Act of 1940. In order to comply with these requirements, the Company has contracted State Street
Bank (the "Custodian") to maintain custody of the Company'S assets and to maintain effective internal control over compliance with those requirements. We have discussed these matters with the Custodian in an effort to provide assurances of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 28, 2001.

Based on these discussions, we believe, to the best of knowledge, that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2001 with respect to securities and similar investments reflected in the investment account of the Company.



         Donald A. Gignac
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Donald A. Gignac
Assistant Treasurer
streetTRACKS Series Trust